UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39854

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/24** _____ AND ENDING **06/30/25** _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PTR INC.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 HADDON AVE / STE 108
(No. and Street)

COLLINGSWOOD	**NJ**	**08108**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALAN KRIM	**516-526-1586**	alankrim@ptrphilly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY SUITE 580	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

MAR 4 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Liam Deahl, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PTR Inc, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

IAN G DOUGLAS
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Nassau County
01DO6340695
MY COMMISSION EXPIRES 04/25/2028

Signature:

Title:
CCO

Ian Douglas 7/28/25
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PTR, INC.

FINANCIAL CONDITION WITH THE REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED JUNE 30, 2025

PTR, INC.
June 30, 2025

CONTENTS

	Page No.



NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PTR, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PTR, Inc. (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PTR, Inc. as of June 30, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as PTR, Inc.'s auditor since 2024.

Hauppauge, New York
September 16, 2025

Nawrocki Smith LLP

PTR INC.
Statement of Financial Condition
June 30, 2025

ASSETS	
Cash and cash equivalents	$ 462,446
Accounts Recievable, Net	312,034
Restricted Cash - Clearing Deposit	121,303
Deferred Tax Asset	49,419
Prepaid expenses	65,981
TOTAL ASSETS	$ 1,011,183

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 296,287
TOTAL LIABILITIES	296,287
Stockholder's Equity	
Comon Stock, $1 par value - authorized 10,000 shares;	
issued and outstanding 1 share	1
Additional Paid in Capital	64,999
Retained Earnings	649,896
TOTAL STOCKHOLDER'S EQUITY	714,896
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,011,183

The accompanying notes are an integral part of this financial statement

NOTE 1 -Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange MKT LLC ("NYSE MKT") and NASDAQ OMX PHLX ("PHLX"). The Company is a Pennsylvania Corporation that provides brokerage services to its customers located throughout the United States. The Company is a wholly owned subsidiary of James Crompton, Inc.

NOTE 2- Summary of Significant Accounting Policies

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents-The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash-Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The Company accounts for restricted cash based upon Accounting Standards Update ASU 2016-18. Accordingly, the cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Accounts Receivable-The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments- Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

NOTE 2- Summary of Significant Accounting Policies (Continued)

Accounts Receivable (Continued) The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and .options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Property and Equipment-Property and equipment are recorded at cost. Depreciation is provided on the accelerated method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Automobiles	5 Years

Long-Lived Assets- As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of June 30, 2024.

Revenue Recognition -Contracts with Customers-Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Interest income received from clearing broker relates to interest earned on the Company's deposit balance and is recorded monthly as reflected on the clearing broker statement.

The Company accounts and records its revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606").

The core principle in the guidance is that a company should recognize revenue in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. The Company applies the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

NOTE 2-Summary of Significant Accounting Policies (Continued)

Revenue Recognition-Contracts with Customers (Continued)-The Company provides equity and option execution services on the floors of several stock and option exchanges on behalf of registered broker-dealers. The Company is paid a fee by the broker-dealers based on the number of transactions executed and the number of stock shares or option contracts in each transaction. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company invoices its clients monthly in arrears and accrues the fee revenue as commissions in the month in which the transactions were executed on a trade date basis.

The Company also directs equity order flow to certain stock exchanges for which it earns rebate revenue. The Company does not maintain contracts with the exchanges delineating the rebate arrangement. Rebate revenue is recognized when the orders are executed by the exchange on a trade date basis.

Disaggregation of revenue can be found on the Statement of Income for the period ended June 30, 2025 by type of revenue stream. As of July 1, 2024 and June 30, 2025, the Company recorded commissions receivable, net of allowance for credit losses, of $512,032 and $433,337, respectively. Payments are due upon receipt of invoice.

There were no contract assets or contract liabilities at July 1, 2024 and June 30, 2025.

Lease Accounting Standard-In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The standard introduced two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

NOTE 2-Summary of Significant Accounting Policies (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15C3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-l. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

At June 30, 2024 the Company no longer maintained operating leases whose terms exceeded one year and the Company is therefore, not subject to the provisions of ASC 842.

Fair Value of Financial Instruments-The carrying amounts for cash and cash equivalents, accounts receivable, deposits with clearing organizations, prepaid expenses, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes-As required by the Income Taxes Topic of the FASB Accounting Standards Codification No. 740 ("FASB ASC 740"), deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities measured using enacted income tax rates and laws that are expected to be in effect when the differences reverse. Valuation allowances are provided on deferred tax assets for which it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company has evaluated the effects of the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740") and has concluded that the Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon a taxing authorities examination. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's management believes it is no longer subject to income tax examinations for years prior to 2022.

Segment reporting-The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and floor brokerage. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 3-Property and Equipment

Property and equipment at June 30, 2025 were as follows:

Equipment	$	18,986
Less: Accumulated Depreciation		18,351
Net Equipment	$	0

Depreciation expense for the year ended June 30, 2025 was $0.

NOTE 4- Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at June 30, 2025 were as follows:

Commissions Payable	$	224,069
Accrued Corporate Taxes		41,700
Accounts Payable		39,518
Total Accounts Payable and Accrued Expenses	$	296,287

NOTE 5 - Income Taxes

The Company is not a tax paying entity. Its operations are consolidated with its parent, James Crompton, Inc., which pays all taxes due. However, the Company's operations are substantially the entirety of the parent's tax filing and the Company has historically distributed to the parent the entire tax liability due. Similarly, the Company expects that any tax refund paid to the parent will be contributed to the Company. As such, the Company makes tax calculations and records all tax liabilities and all tax refunds as if it were the tax paying entity.

Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because the net effects of state income taxes and expenses deductible for tax purposes that are not deductible for financial reporting purposes.

NOTE 6 -Related Party Transactions

The Company distributes dividends to, and records certain intercompany transactions with, its parent company. At June 30, 2025, the Company did not maintain an intercompany balance.

NOTE 7 -Lease Commitments

The Company leases office space in Collingswood, New Jersey under a non-cancelable operating lease with monthly minimum payments plus common operating expenses, which was renewed on January 31, 2025 and will expire on January 31, 2026. Rental expense for the Collingswood office for the year ended June 30, 2025 was $11,298.

NOTE 8 - Retirement Benefits

Substantially all regular full-time employees are eligible to participate in a Company sponsored 401k profit sharing plan. An employee may elect to contribute up to 100% of annual compensation subject to certain limits described in the plan document. A matching employer contribution may be made to the plan at the discretion of the Company. For the year ended June 30, 2025, the Company did not make a contribution to the Plan.

NOTE 9- Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $5,000 or 6 2/3% of the aggregate indebtedness. At June 30, 2025, the Company had net capital of $479,637 which was $459,884 in excess of its required net capital of $19,753. The Company's aggregate indebtedness to net capital ratio was 0.6185 to 1.

NOTE 11-Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control any customer funds or securities at June 30, 2025.

NOTE 12-Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. The Deposits with Clearing Organization collateralize the transactions cleared through the clearing broker.

NOTE 13- Financial instruments with Off-Balance-Sheet-Risk

In the normal course of business, the Company's customer activities include the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet-risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the fmancial instrument underlying the contract at a loss.

NOTE 14- Commitments and Contingencies

The Company maintains cash balances at a financial institution. Both interest and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000.ln the normal course of business, the Company may have deposits that exceed the insured balance in its interest and noninterest bearing accounts. Cash in excess of federally insured limits at June 30, 2025 was $449,166.

The Company had no commitments or contingencies and had not been named as a defendant in any lawsuit at June 30, 2025 or during the period from July 1, 2024 to June 30, 2025.

NOTE 15- Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from July 1, 2025 through September 16, 2025, the date the financial statements were available to be issued. There were no other events that have been identified which require disclosure.